February 24, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	ZAGG Inc Registration Statement on Form S-3 File No. 333-208213

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 25, 2015, as amended, be accelerated so that it will be made effective at 5:00 p.m. Eastern Time on February 26, 2016, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended.

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the undersigned registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Jeffrey M. Jones of Durham Jones & Pinegar, P.C. at (801) 415-3000 and that such effectiveness also be confirmed in writing.

Sincerely,

ZAGG Inc

/s/ Bradley J. Holiday

Bradley J. Holiday

Chief Financial Officer